Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Genesis Energy, L.P. for the registration of common units, preferred securities, subordinated securities, options, warrants, rights, debt securities and guarantees of debt securities; and to the incorporation by reference therein of our report dated February 22, 2021, with respect to the financial statements of Poseidon Oil Pipeline Company, L.L.C., included in Genesis Energy, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

April 19, 2021